PROSkauer rose llp
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April 2, 2019

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Deborah O’Neal-Johnson

Re:	Lazard Retirement Series, Inc. (File Nos.: 33-22309; 811-08071)

Ladies and Gentlemen:

On behalf of Lazard Retirement Series, Inc. (the “Fund”), on or about April 15, 2019 we plan to file with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “1940 Act”), Post-Effective Amendment No. 81 (the “Amendment”) to the Fund’s Registration Statement on Form N-1A (the “Registration Statement”). The Amendment relates to Post-Effective Amendment No. 80 (“Amendment No. 80”) to the Registration Statement, filed on February 1, 2019, which was filed in order to add two new series to the Fund, Lazard Retirement International Equity Value Portfolio and Lazard Retirement International Compounders Portfolio (together, the “Portfolios”).

The Amendment will respond to comments of the staff of the Commission (the “Staff”) on Amendment No. 80 that were provided to the undersigned and Aaron Quint of this office by Deborah O’Neal-Johnson of the Staff via telephone on March 18, 2019.

For the convenience of the Staff, and for completeness purposes, the Staff’s comments have been restated below in their entirety, and the response is set out immediately following each comment. We have considered comments made by the Staff with respect to one section of the Registration Statement as applicable to similar disclosure elsewhere in the Registration Statement. Capitalized terms used but not defined herein have the meanings assigned to them in the Amendment.

Prospectus

Summary Section—Fees and Expenses

1.	Staff Comment: Please provide the Staff with completed fee tables and expense examples at least one week before the effective date of the Amendment.

Response: The completed fee table and expense examples, to be filed in the Amendment, are as follows:

Lazard Retirement International Equity Value Portfolio

	Service Shares	Investor Shares
Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	.80%	.80%
Distribution and Service (12b-1) Fees	.25%	None
Other Expenses*	.21%	.21%
Total Annual Portfolio Operating Expenses	1.26%	1.01%
Fee Waiver and/or Expense Reimbursement**	.06%	.06%
Total Annual Portfolio Operating Expenses After Fee Waiver and Expense Reimbursement**	1.20%	.95%
*	Other Expenses are based on estimated amounts for the current fiscal year.
**	Reflects a contractual agreement by Lazard Asset Management LLC (the “Investment Manager”) to waive its fee and, if necessary, reimburse the Portfolio until May 1, 2021, to the extent Total Annual Portfolio Operating Expenses exceed 1.20% and .95% of the average daily net assets of the Portfolio’s Service Shares and Investor Shares, respectively, exclusive of taxes, brokerage, interest on borrowings, fees and expenses of “Acquired Funds” and extraordinary expenses. This expense limitation agreement can only be amended by agreement of the Fund, upon approval by the Fund’s Board of Directors (the “Board”), and the Investment Manager to lower the net amount shown and will terminate automatically in the event of termination of the Management Agreement between the Investment Manager and the Fund, on behalf of the Portfolio.

	1 Year	3 Years

Service Shares	$122	$394
Investor Shares	$97	$316

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Lazard Retirement International Compounders

	Service Shares	Investor Shares
Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	.75%	.75%
Distribution and Service (12b-1) Fees	.25%	None
Other Expenses*	.20%	.20%
Total Annual Portfolio Operating Expenses	1.20%	.95%
Fee Waiver and/or Expense Reimbursement**	.10%	.10%
Total Annual Portfolio Operating Expenses After Fee Waiver and Expense Reimbursement**	1.10%	.85%
*	Other Expenses are based on estimated amounts for the current fiscal year.
**	Reflects a contractual agreement by Lazard Asset Management LLC (the “Investment Manager”) to waive its fee and, if necessary, reimburse the Portfolio until May 1, 2021, to the extent Total Annual Portfolio Operating Expenses exceed 1.10% and .85% of the average daily net assets of the Portfolio’s Service Shares and Investor Shares, respectively, exclusive of taxes, brokerage, interest on borrowings, fees and expenses of “Acquired Funds” and extraordinary expenses. This expense limitation agreement can only be amended by agreement of the Fund, upon approval by the Fund’s Board of Directors (the “Board”), and the Investment Manager to lower the net amount shown and will terminate automatically in the event of termination of the Management Agreement between the Investment Manager and the Fund, on behalf of the Portfolio.

	1 Year	3 Years

Service Shares	$112	$371
Investor Shares	$87	$293

Other Performance of the Investment Manager

2.	Staff Comment: The first paragraph states:

Each Portfolio’s investment objectives, policies and strategies are substantially similar to those used by the Investment Manager in advising one other discretionary account . . . (emphasis added).

Please confirm that there are no other accounts managed by the Investment Manager with substantially similar investment objectives, policies and strategies as either Portfolio or that the omission of certain accounts does not render the Other Account performance misleading.

Response: Fund management has decided to remove the section Other Performance of the Investment Manager from the Amendment. The referenced disclosure has been removed as a result.

3.	Staff Comment: Please supplementally confirm that the Fund has the records necessary to support the calculation of performance for the International Equity Value Other Account and the International Compounders Other Account, as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).
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Response: Fund management has decided to remove the section Other Performance of the Investment Manager from the Amendment.

* * * * *

We hope the Staff finds that this letter and the revisions to the prospectus are responsive to the Staff’s comments. Should members of the Staff have any questions or comments regarding the Amendment, they should call the undersigned at 212.969.3722 or Lisa Goldstein at 212.969.3381.

Very truly yours,

/s/ Robert Spiro
Robert Spiro

cc:	Lisa Goldstein
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